CORPORATE CAPITAL TRUST II N-2/A

Exhibit (h)(3)

CORPORATE CAPITAL TRUST II

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

WHEREAS, Corporate Capital Trust II (the “Company”) engages in business as an externally managed, non-diversified closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, the Company employs CNL Securities Corp. (the “Managing Dealer”) as distributor of the securities of which it is the issuer;

WHEREAS, the Company and the Managing Dealer have entered into a Managing Dealer Agreement pursuant to which the Company has employed the Managing Dealer in such capacity during the continuous offering of shares of the Company; and

WHEREAS, the Company wishes to adopt this Distribution and Shareholder Servicing Plan (the “Plan”) of the Company with respect to each class (“Class”) of shares of beneficial interest (“Shares”) of the Company listed on Appendix A hereto.

NOW, THEREFORE, the Company hereby adopts on behalf of each Class listed on Appendix A, and the Managing Dealer hereby agrees to the terms of the Plan, on the following terms and conditions:

1.

The Company shall pay to the Managing Dealer, as the distributor of the Shares of the Company, a distribution and servicing fee at the aggregate annual rate set forth on Appendix A with respect to each Class (the “Distribution and Servicing Fee”), provided that, at any time such payment is made, whether or not this Plan continues in effect, the making thereof will not cause the limitation upon such payments established by this Plan to be exceeded.  Such fee shall be calculated and paid monthly or at such intervals as the Board of Trustees shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority. Payments made under this Plan may be made without regard to expenses actually incurred by the Managing Dealer. Payments made under this plan must be in consideration of services rendered on behalf of the Shares. However, should the Company offer additional share classes in the future, payment for joint distribution or sales support services is permitted in accordance with applicable law.

2.

The amount set forth on Appendix A of this Plan may be used by the Managing Dealer to pay securities dealers (which may include the Managing Dealer itself) and other financial institutions and organizations for servicing shareholder accounts, including a continuing fee which may accrue immediately after the sale of shares. To the extent not used for servicing shareholder accounts, the Distribution and Servicing Fee may be paid for the Managing Dealer’s services as distributor of the shares of the Company in connection with any activities or expenses primarily intended to result in the sale of Shares of the Company, including, but not limited to, payment of compensation, including incentive compensation, to securities dealers (which may include the Managing Dealer itself) and other financial institutions and organizations to obtain various distribution related services for the Company. The Managing Dealer is also authorized to engage in advertising, the preparation and distribution of sales literature and other promotional activities on behalf of the Company. In addition, this Plan hereby authorizes payment by the Company of the cost of printing and distributing the Company’s Prospectus to prospective investors and of implementing and operating the Plan. Distribution expenses also include an allocation of overhead of the Managing Dealer and accruals for interest on the amount of distribution expenses that exceed distribution fees and contingent deferred sales charges, if any, received by the Managing Dealer. Payments under the Plan are not tied exclusively to actual distribution and service expenses, and the payments may exceed distribution and services actually incurred.

3.

This Plan shall not take effect for any Class until it, together with any related agreements, until this Plan has been approved by votes of a majority of both (a) the Company’s Board of Trustees and (b) those Trustees of the Company who are not “interested persons” of the Company (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any  agreements related to it (the “Independent Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements.

4.

After approval as set forth in paragraph 3, and any other approvals required pursuant to the Act and Rule 12b-1 thereunder, this Plan shall take effect at the time specified by the Company’s Board of Trustees.  The Plan shall continue in full force and effect as to each Class of the Company for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3.

5.

The Managing Dealer shall provide to the Trustees of the Company, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.

This Plan may be terminated at any time by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant Class on not more than 30 days’ written notice to any other party to the Plan, and any agreement related to the Plan shall provide that it may be terminated at any time without payment of any penalty, by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the relevant Class on not more than 60 days’ written notice to any other party to the agreement.

7.

This Plan may not be amended to increase materially the Distribution and Servicing Fee for any Class unless such amendment is approved by a vote of the majority of the outstanding voting securities of the relevant Class, and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 3 hereof.

8.

While this Plan is in effect, the selection and nomination of Trustees who are not interested persons (as defined in the Act) of the Company shall be committed to the discretion of the Trustees who are not such interested persons.

9.             Any agreement related to the Plan shall provide that it will terminate automatically in the event of its assignment.

10.

The Company shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 6 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

11.

In providing services under this Plan, the Managing Dealer will comply with all applicable state and federal laws and the rules and regulations of authorized regulatory agencies.

12.

These terms and conditions shall be governed by the laws of the State of Delaware.

Dated: [ ], 2015

Appendix A

Class	Distribution and Servicing Fee
[ Initial Share Class ]	An annualized rate of 1.0% of per share net asset value, excluding shares issued through the distribution reinvestment plan